May 17, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrow Investments Trust, File Nos. 333-178164; 811-22638

Dear Sir/Madam:

On behalf of Arrow Investments Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 7 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to add three new series to the Trust: Arrow Balanced ETF, the Arrow Tactical ETF and the Arrow Tactical Yield ETF.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

_/s/_Thompson Hine LLP___

Thompson Hine LLP